Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com
October 12, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Joseph Klinko
John Cannarella
Irene Barberena-Meissner
Laura Nicholson
Re:	Aris Water Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 7, 2021
File No. 333-259740
Ladies and Gentlemen:
Pursuant to our discussions and on behalf of Aris Water Solutions, Inc., a Delaware corporation, we have provided you, on a supplemental basis, with draft revisions to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”) in respect of the proposed offering price range and related changes. Specifically, we provided draft revisions on October 8, 2021 in respect of the preliminary estimated price range that reflect changes made to the comparable disclosure in the Registration Statement filed with the Securities and Exchange Commission on October 7, 2021.
Should you have any questions on this letter, please do not hesitate to contact me at (346) 718-6602 or hholmes@gibsondunn.com.
Sincerely,
/s/ Hillary H. Holmes
Hillary H. Holmes
Gibson, Dunn & Crutcher LLP
cc:	William A. Zartler, Founder and Executive Chairman
Amanda M. Brock, President and Chief Executive Officer
Brenda R. Schroer, Chief Financial Officer
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP
Thomas Kim, Gibson, Dunn & Crutcher LLP
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